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     GREAT BASIN GOLD LIMITED’S NEVADA SUBSIDIARIES
FILE CHAPTER 11 BANKRUPTCY PROCEEDINGS IN UNITED STATES

Rodeo Creek Gold Inc. owner of the Hollister Trial-Mine to seek to sell Operations

Elko, NV – February 25, 2013 – Great Basin Gold Limited’s subsidiary Rodeo Creek Gold Inc. (“Rodeo Creek”), and certain of its affiliates (the “companies”), entered US Bankruptcy Code Chapter 11 restructuring proceedings in Nevada on February 25, 2013. The companies expect no interruptions in day-to-day business and remain focused on continuing their trial mining operations at the Hollister gold mine and related ore milling at Esmeralda.

Through this legal process, Rodeo Creek and its affiliates will seek to auction their assets and operations including the Hollister mine and the Esmeralda mill as a going concern, while stabilizing the operations and maintaining employment and current benefits programs.

In order to ensure continued access to funds sufficient to maintain operations and pay vendors, the filing allows the company to seek court approval for a $9 million Debtor-in-Possession Facility. The companies believe that this facility will allow for operation to continue during the Chapter 11 proceeding, and include funds sufficient to pay vendors and employees in the ordinary course of business.

The filing in Nevada federal bankruptcy court on Monday was made after an extended planning process designed to seek a smooth transition for employees and vendors. Various First-Day motions are were filed on February 25, 2013 seeking to continue employee payroll and health benefits; the fulfillment of certain pre-filing obligations; the continuation of Rodeo Creek’s cash management system; authority to enter into a new debtor-in-possession financing facility. The companies anticipate their First-Day Motions will be approved in the next few days. The companies also filed proposed bidding procedures, beginning the process of a Chapter 11 sale of Nevada operations.

Great Basin Gold Limited is itself in creditor protection proceedings in Canada. It owns 100% of Rodeo Creek and the other subsidiaries involved in the Chapter 11 filings, and also owns certain as well as South African subsidiaries which have sought creditor protection in South Africa in respect of Burnstone mine operations. For additional information about Great Basin Gold Limited, please visit the Company’s website at www.grtbasin.com or contact info@grtbasin.com. Other information about Great Basin Gold Limited is available in the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.